UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

BENEFITFOCUS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

08180D106

(CUSIP Number)

Mason R. Holland, Jr.

100 Benefitfocus Way

Charleston, South Carolina 29492

(843) 849-7476

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Mason R. Holland, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 425,203(1)
	8.	Shared Voting Power 2,451,921
	9.	Sole Dispositive Power 425,203(1)
	10.	Shared Dispositive Power 2,451,921
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,877,124
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13.	Percent of Class Represented by Amount in Row (11) 10.0%(2)
14.	Type of Reporting Person IN

(1)	Consists of (a) 5 shares of common stock, par value $0.001 per share of Benefitfocus, Inc. (the “Common Stock”) held by Mason R. Holland, Jr. (the “Reporting Person”) as custodian for his minor son, (b) 423,729 shares of Common Stock subject to a fully vested option held by the Reporting Person, and (c) 1,469 shares of Common Stock resulting from the vesting within 60 days of February 24, 2015 of restricted stock units held by the Reporting Person.
(2)	Based on 28,459,860 shares of Common Stock outstanding as of February 24, 2015, as reported by Benefitfocus, Inc., in its Annual Report on Form 10-K for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission on February 27, 2015.

CUSIP No. 08180D106

This statement on Schedule 13D relates to the common stock (the “Common Stock”), par value $0.001 per share (each a “Share,” and collectively, the “Shares”) of Benefitfocus, Inc., a Delaware Corporation (the “Issuer” or “Company”). This Statement on Schedule 13D is being filed on behalf of the Reporting Person (as defined below).

The Reporting Person filed a statement on Schedule 13G with respect to the Shares with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2014 (as amended on February 17, 2015, the “Schedule 13G”) pursuant to Rule13d-1(d). The Reporting Person has transitioned from filing a Schedule 13G to this Schedule 13D solely as a result of entering into the ROFO Agreement described in Item 6 below.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company. The Issuer’s principal executive office is located at 100 Benefitfocus Way, Charleston, South Carolina 29492.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of the following person pursuant to Rule 13d-1 of Regulations 13D-G under the Securities Exchange Act of 1934 (the “Act”): Mason R. Holland, Jr. (the “Reporting Person”).

(b) The Reporting Person’s business address is Benefitfocus, Inc., 100 Benefitfocus Way, Charleston, South Carolina 29492.

(c) The principal occupation of the Reporting Person is that of Executive Chairman of the Board of Directors of the Issuer.

(d) – (e) During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

EXPLANATORY NOTE: The filing of this Schedule 13D does not indicate, and should not be construed to indicate, that the Reporting Person has made any change in the investment purpose or intent of his beneficial ownership of the Shares described in this Schedule 13D, and no such change in investment purpose or intent has occurred. As set forth in Item 4 below, the Reporting Person continues to hold the Shares described in this Schedule 13D for investment purposes and is filing this Schedule 13D solely as a result of having entered into the ROFO Agreement described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person beneficially owns an aggregate of 2,877,124 Shares, consisting of (i) 5 Shares held by the Reporting Person as custodian for his minor son, (ii) 2,451,921 Shares held by the Holland Family Trust, (iii) 423,729 Shares issuable upon the exercise of a fully vested option held by the Reporting Person, and (iv) 1,469 Shares resulting from the vesting within 60 days of

CUSIP No. 08180D106

February 24, 2015 of restricted stock units held by the Reporting Person. The Reporting Person principally acquired his holdings in the Company as part of the founding of the Company in 2000 and as compensation for services rendered to the Company.

Item 4.	Purpose of Transaction

The Reporting Person principally acquired his holdings in the Company as part of the founding of the Company in 2000 and as compensation for services rendered to the Company.

The Reporting Person may further acquire, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as such Reporting Person deems advisable to benefit from changes in market prices of such Shares, changes in the Company’s operations, business strategy or prospects, or from the sale or merger of the Company.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to the Reporting Person’s Shares, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by the Reporting Person, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change the Reporting Person’s plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)

In its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Benefitfocus 10-K”) filed with the SEC on February 27, 2015, the Issuer reported that as of February 24, 2015, it had 28,459,860 Shares outstanding.

As of March 5, 2015, the Reporting Person is the beneficial owner of an aggregate of 2,877,124 Shares, which represents with respect to the Reporting Person only on a beneficial ownership basis approximately 10.0% of the Issuer’s outstanding Common Stock.

Based on a Schedule 13G previously filed by Oak Investment Partners XII, Limited Partnership (“Oak”), Oak beneficially owns 2,441,009 Shares. Based on a Schedule 13G previously filed by the GS 13G Group (as defined below), which includes the Goldman Sachs Group, Inc. (“GS Group”); Goldman, Sachs & Co. (“Goldman Sachs”); GS Capital Partners VI Parallel, L.P. (“GS Parallel”); GS Advisors VI, L.L.C. (“GS Advisors”); GS Capital Partners VI Offshore Fund, L.P. (“GS Offshore”); GSCP VI Offshore Advisors, L.L.C. (“GSCP Offshore Advisors”); GS Capital Partners VI Fund, L.P. (“GS Capital”); GSCP VI Advisors, L.L.C. (“GSCP Advisors”); GS Capital Partners VI GMBH & Co. KG (“GS Germany”); and Goldman, Sachs Management GP GMBH (“GS GMBH”, together with the foregoing entities, the “GS 13G Group”), the GS 13G Group beneficially owns 8,526,061 Shares. Based on a Schedule 13D filed on the date hereof by Shawn A. Jenkins (“Jenkins”), Jenkins beneficially owns 2,949,674 Shares. Accordingly, each of Oak, the GS 13G Group, Jenkins and the Reporting person may be deemed to beneficially own an aggregate of 16,793,868 Shares, representing beneficial ownership of approximately 56.5% of the Shares.

As of March 5, 2015, based on the Benefitfocus 10-K, Mercer LLC (“Mercer”) beneficially owns 3,398,339 Shares. Accordingly, each of Mercer, Oak, the GS 13G Group, Jenkins and the Reporting Person may be deemed to beneficially own an aggregate of 20,192,207 Shares, representing beneficial ownership of approximately 66.6% of the Shares.1

[1]	Share ownership with respect to Mercer includes 580,813 Shares that may be purchased pursuant to a warrant for $26.50 per Share at any time during the 30-month term of the warrant, and with respect to Jenkins and the Reporting Person, includes fully vested options and restricted stock units which vest within 60 days of February 24, 2015.

CUSIP No. 08180D106

(b)

The Reporting Person has sole voting and dispositive power of 425,203 Shares. The Reporting Person has shared voting and dispositive power of 2,451,921 shares held by the Holland Family Trust.

The Holland Family Trust address is 301 Hammock Lane Charleston, South Carolina 29492. During the last five years, the Holland Family Trust: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The ownership of Shares reported herein for the Reporting Person does not include any of the Shares beneficially owned by the other parties to the Voting Agreement or to the ROFO Agreement (in each case, which is defined and described in Item 6 below). As a result of the Voting Agreement (which is described in Item 6 below), the Reporting Person may be deemed to be a member of a “group” with Oak, GS Parallel, GS Germany, GS Capital, and GS Offshore (collectively referred to herein as the “GS Investors”) and Jenkins for purposes of Section 13(d) under the Act. As a result of the ROFO Agreement, the Reporting Person may be deemed to be members of a “group” with Oak, the GS Investors, Jenkins and Mercer for purposes of Section 13(d) or Section 13(g) under the Act. The Reporting Person disclaims the existence of a “group” with any of Oak, the GS Investors, Jenkins or Mercer and disclaims beneficial ownership of any of the Shares beneficially owned such persons.

(c)

Except as otherwise described herein, no transactions in the Shares were effected by the Reporting Person.

(d)

No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is a party to a Second Amended and Restated Voting Agreement by and among the Company, Oak, Jenkins, and the GS Investors (the “Voting Agreement”).

CUSIP No. 08180D106

The Voting Agreement provides that, with respect to the election of directors to the Board of the Issuer, each party thereto agrees to vote his, her or its shares in favor of: (i) two individuals nominated by GS Parallel, for as long as the GS Investors and their affiliates hold 10% or more of the fully diluted equity interest in the Company, (ii) one individual nominated by Oak for as long as Oak and its affiliates hold 5% or more of the fully diluted equity interest in the Company, and (iii) for each of the Reporting Person and Jenkins as long as each holds shares equal to or in excess of 50% of the number of shares each beneficially held upon entering into the Voting Agreement. Additionally, the Voting Agreement provides that each party thereto agrees not to vote for the removal of the foregoing directors unless such removal is directed or approved by the party that nominated such director. The Voting Agreement also provides that so long as a nominee of the GS Investors or their affiliates serves as one of the Company’s directors and to the extent permitted by the rules of the NASDAQ Stock Market, that director has a right to serve on the Company’s nominating and corporate governance and compensation committees; this right will terminate when (i) the Company ceases to be a “controlled company” under the NASDAQ Stock Market listing rules or (ii) an affiliate of the GS Investors ceases to be, either alone or as part of a group, a stockholder of the Company whose beneficial ownership of the Company’s voting stock results in the Company being a “controlled company,” whichever event occurs first. The Voting Agreement will terminate on September 23, 2018, and will terminate as to any party at such time as such party no longer has a right to nominate a director pursuant to the Voting Agreement.

As disclosed in the Benefitfocus 10-K, on February 24, 2015, the Company entered into a Securities Purchase Agreement (the “SPA”) pursuant to which it sold 2,817,526 Shares to Mercer, one of its customers, for $26.50 per Share or an aggregate of approximately $74.7 million. At the same time, the Company also issued Mercer a warrant (the “Warrant”) to purchase up to an additional 580,813 Shares for $26.50 per Share at any time during the 30-month term of the Warrant. The SPA, among other things, includes certain standstill provisions (the “Standstill Provisions”), which generally prohibit Mercer from owning more than 17.5% of the Shares outstanding or issuable pursuant to the Warrant.

In connection with the above transaction (the “Mercer Transaction”), on February 24, 2015 each of the GS Investors, Oak, Jenkins and the Reporting Person granted a right of first offer for Shares owned by each to Mercer pursuant to a Right of First Offer Agreement, dated as of February 24, 2015 (the “ROFO Agreement”), by and among the GS Investors, Oak, Jenkins, the Company, Mercer and the Reporting Person. The ROFO Agreement provides, among other things, that, except in limited circumstances, each of the GS Investors, Oak, Jenkins and the Reporting Person are required to offer to Mercer the right to purchase any Shares or other equity securities of the Company that the GS Investors or such other stockholders propose to issue or sell, at a price the GS Investors or such other stockholders, as applicable, specify (each, a “ROFO”), and if Mercer declines to purchase such Shares or other securities at such price, the GS Investors or such other stockholders may issue or sell such securities to one or more third parties at a price no less than the price offered to Mercer. The ROFO is subject to the limitation on acquisitions of additional Shares by Mercer under the Standstill Provisions described above and each of the GS Investors, Oak, Jenkins and the Reporting Person are not required to offer Shares to Mercer pursuant to a ROFO (i) to the extent the acquisition of Shares pursuant to the ROFO would result in a violation of the Standstill Provisions or (ii) if the Standstill Provisions are terminated or suspended pursuant to the SPA or otherwise, to the extent that the acquisition thereof by Mercer would have resulted in a violation of the Standstill in the absence of such termination or suspension. The ROFO is also subject to certain other exceptions, including only applying to 50% of Shares or other securities proposed to be sold by the GS Investors or any other stockholder in a registered offering or certain other similar forms of sales.

CUSIP No. 08180D106

Each of the GS Investors, Oak, Jenkins and the Reporting Person is permitted to transfer his or its Shares without Mercer being able to exercise a ROFO in the following circumstances: (i) transfers to its stockholders, members, limited or other partners or other equity holders, (ii) in the case of Oak or the GS Investors, transfers to an Affiliated Fund, (iii) pledges of his or its Shares that creates a mere security interest in the pledged Shares, (iv) in the case of natural persons, transfers made for bona fide estate planning purposes, (v) pursuant to a merger, tender offer for any and all Shares or other similar business combination transaction involving the Company, or (vi) in the case of Jenkins and the Reporting Person, pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”); provided, however, that in the case of clauses (i) (other than (x) with respect to Oak or (y) with respect to the GS Investors, any transfer that such GS Investor reasonably determines is necessary or advisable to reduce, eliminate, modify or mitigate an adverse effect on such GS Fund or any of its affiliates, so long as such GS Investor intends to transfer assets, or has transferred assets, other than, or in addition to, Shares in a similar manner in order to reduce, eliminate, modify or mitigate such adverse effect), (ii), (iii) (solely with respect to non-recourse pledges) and (iv) only, the GS Investors or Oak delivers prior written notice to Mercer of such transfer or pledge, and the GS Investors, Oak, Jenkins or the Reporting Person will at all times remain subject to the terms and restrictions of the ROFO Agreement and the transferee thereof agrees to be bound by such terms and restrictions; and provided, further, that in the case of any transfer pursuant to clauses (i), (ii) or (iv) only, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

The ROFO Agreement terminates, subject to certain exceptions, upon the earlier of (i) the termination of the Alliance Agreement between an affiliate of Mercer and the Company, (ii) the first date on which Mercer and its affiliates beneficially own less than (A) 75% of the Shares acquired by Mercer pursuant to the SPA or (B) 5% of the outstanding Shares, in each case in this clause (ii), for a period of at least 45 consecutive calendar days, (iii) any breach by Mercer of the Standstill Provisions and (iv) if Mercer exercises a ROFO, but fails to consummate such purchase under certain circumstances. The foregoing summary of the ROFO and the ROFO Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the ROFO Agreement. In addition, each of the GS Investors, Oak, Jenkins and the Reporting Person is not required to offer Shares to Mercer pursuant to a ROFO if the Standstill Provisions are terminated or suspended pursuant to the SPA or otherwise, to the extent that the acquisition thereof by Mercer would have resulted in a violation of the Standstill Provisions in the absence of such termination or suspension.

In addition, each of the Company, the GS Investors, Oak, Jenkins and the Reporting Person are parties to the Second Amended and Restated Investors’ Rights Agreement, dated as of September 18, 2013 (the “Rights Agreement”). In connection with the Mercer Transaction, Mercer became a party to the Rights Agreement pursuant to the First Amendment to the Rights Agreement, made as of February 24, 2015 (the “Amendment”). The Rights Agreement, as modified by the Amendment, provides, among other things, that the GS Investors, Oak, Jenkins, Mercer and the Reporting Person, will have registration rights and piggyback registration rights. The holders of at least two-thirds, or 66 2/3%, of the then outstanding shares subject to such registration rights have the right to demand that the Company register such shares under the Securities Act with respect to shares having an aggregate offering price of at least $5,000,000, and subject to other limitations. In addition, the parties to the Rights Agreement, as modified by the Amendment, are entitled to piggyback registration rights with respect to the registration under the Securities Act of Shares. In the event that the Company proposes to register any Shares under the Securities Act either for its account or for the account of other security holders, the holders of Shares having piggyback registration rights are entitled to receive notice of such registration and to include shares in any such registration, subject to limitations. Further, since the Company is currently eligible to file a registration statement on Form S-3, the holders of at least 5% of the shares subject to these registration rights may require the Company to file registration statements under the Securities Act on Form S-3 with respect to shares of common stock having an aggregate offering price, net of selling expenses, of at least $5,000,000. To the extent that the Company qualifies as a well-known seasoned issuer, or WKSI, at the time a requisite number of holders demand the registration of shares subject to these registration rights, the Company will file an automatic shelf registration statement covering the shares for which registration is demanded if so requested by the holders of such shares. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to

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limit the number of Shares held by such security holders to be included in such registration. The Company is generally required to bear all of the expenses of such registrations, including reasonable fees of a single counsel acting on behalf of all selling holders, except underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale. The foregoing summary of the Rights Agreement, as modified by the Amendment, is not intended to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement and the Amendment.

Item 7.	Materials to be Filed as Exhibits

7.01	Form of Second Amended and Restated Voting Agreement, dated as of , 2013, by and among the Company and certain stockholders named therein (incorporated by reference to Exhibit 10.2 to the Form S-1/A filed by the Company (File Number 333-190610) with the SEC on September 5, 2013).

7.02	Form of Second Amended and Restated Investors’ Rights Agreement, dated as of , 2013, by and among the Company and certain stockholders named therein (incorporated by reference to Exhibit 4.3 to the Form S-1/A filed by Benefitfocus (File Number 333-190610) with the SEC on September 16, 2013).

7.03	First Amendment to the Second Amended and Restated Investors’ Rights Agreement, made as of February 24, 2015, by and among the Company and certain stockholders named therein (incorporated by reference to Exhibit 4.3.1 to the Form 10-K filed by the Company with the SEC on February 27, 2015).

7.04	Right of First Offer Agreement, dated as of February 24, 2015, by and among the Company, the GS Investors, Oak, Jenkins, and Mercer and the Reporting Person (incorporated by reference to Exhibit 10.21 to the Form 10-K filed by Benefitfocus with the SEC on February 27, 2015).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2015

/s/ Mason R. Holland, Jr.
Mason R. Holland, Jr.